UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

iPASS INC.

(Name of Subject Company)

iPASS INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

 46261V306

(CUSIP Number of Class of Securities)

Gary A. Griffiths

President and Chief Executive Officer

iPass Inc.

3800 Bridge Parkway

Redwood Shores, CA 94065

(650) 232-4100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Timothy J. Moore

Brett D. White

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by iPass Inc., a Delaware corporation (“iPass”), with the Securities and Exchange Commission on December 4, 2018, relating to a tender offer by TBR, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Pareteum Corporation, a Delaware corporation (“Parent” or “Pareteum”), to acquire all of the outstanding shares of common stock of iPass, $0.001 par value per share (the “Shares”), for 1.17 shares of Parent common stock per Share (the “Offer Price”), subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated February 4, 2019, filed by Pareteum with the SEC on February 4, 2019 (as it may be amended from time to time, the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offer”). The Prospectus/Offer to Exchange was filed by Pareteum with the SEC on February 4, 2019. The Letter of Transmittal is contained in the Tender Offer Statement on Schedule TO, dated December 3, 2018, filed by Pareteum with the Securities and Exchange Commission on December 4, 2018, as has been and may further be supplemented.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by inserting immediately before the subsection titled “Cautionary Note Regarding Forward-Looking Statements” the following new subsection:

“Expiration of the Offer

“The offer and withdrawal rights expired at 5:00 p.m., New York time, on February 12, 2019. Based on the information provided by the exchange agent, as of the expiration date, 5,631,693 shares of iPass common stock were validly tendered and not properly withdrawn in the offer, representing approximately 66.78% of the then outstanding shares of iPass common stock. The number of shares of iPass common stock tendered in the offer satisfied the minimum tender condition to the offer. All conditions to the offer have been satisfied and the Offeror has accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer. As a result of its acceptance of the shares of iPass common stock tendered in the offer, Offeror had sufficient voting power to approve the merger without the affirmative vote of the stockholders of iPass pursuant to Section 251(h) of the DGCL. Pareteum and Offeror completed the acquisition of iPass through the merger without a meeting of stockholders of iPass in accordance with Section 251(h) of the DGCL promptly following the expiration of the offer. At the effective time of the merger, each share of iPass common stock outstanding was converted into the right to receive the transaction consideration. Following the merger, the shares of iPass common stock are no longer listed on The Nasdaq Stock Market.

On February 13, 2019, Pareteum issued a press release announcing the results and expiration of the offer. Such press release was filed as Exhibit (a)(5)(G) to Pareteum’s Amendment No. 6 to the Tender Offer Statement on Schedule TO filed by Pareteum and the Purchaser on February 13, 2019.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019	iPASS INC.

	By:	/s/ Darin Vickery
Darin Vickery
Chief Financial Officer

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